UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Response Biomedical Corp.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

76123L204

(CUSIP Number)

OrbiMed Advisors LLC

OrbiMed Advisors Limited

OrbiMed Asia GP, L.P.

OrbiMed Capital GP III LLC

Samuel D. Isaly

767 Third Avenue, 30th Floor

New York, NY 10017

Telephone: (212) 739-6400

Attn: Alexander M. Cooper

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76123L204

1.	Names of Reporting Persons. OrbiMed Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,172,500 (See Items 3, 4 and 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,172,500 (See Items 3, 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,172,500 (See Items 3, 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.5% (See Item 5)
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 76123L204

1.	Names of Reporting Persons. OrbiMed Advisors Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF (See item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,389,000 (See Items 3, 4 and 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,389,000 (See Items 3, 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,389,000 (See Items 3, 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.8% (See Item 5)
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 76123L204

1.	Names of Reporting Persons. OrbiMed Asia GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF (See item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,389,000 (See Items 3, 4 and 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,389,000 (See Items 3, 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,389,000 (See Items 3, 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.8% (See Item 5)
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 76123L204

1.	Names of Reporting Persons. OrbiMed Capital GP III LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF (See item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,086,000 (See Items 3, 4 and 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,086,000 (See Items 3, 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,086,000 (See Items 3, 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.3% (See Item 5)
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 76123L204

1.	Names of Reporting Persons. Samuel D. Isaly
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF (See item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,172,500 (See Items 3, 4 and 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,172,500 (See Items 3, 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,172,500 (See Items 3, 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.5% (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This Amendment No. 4 (the “Amendment No. 4”) to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC, OrbiMed Advisors Limited, OrbiMed Asia GP, L.P., OrbiMed Capital GP III LLC and Samuel D. Isaly originally filed on August 9, 2010, as amended by Amendment No. 1 to Schedule 13D filed on October 4, 2010, Amendment No. 2 to Schedule 13D filed on October 22, 2010, and Amendment No. 3 to Schedule 13D filed on January 11, 2011 (as amended, the “Schedule 13D”), relating to the common shares, without par value (the “Shares”), of Response Biomedical Corp., a corporation continued under the laws of the Province of British Columbia (the “Issuer”), having its principal executive offices located at 1781 — 75th Avenue W., Vancouver, BC, V6P 6P2 Canada.

Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Capitalized terms defined in the Schedule  13D are used herein with their defined meanings.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding immediately after the last paragraph thereof the following:

Pursuant to its authority under the limited partnership agreement of OPI III, on January 14, 2011, OrbiMed Capital, as general partner of OPI III, caused OPI III to purchase an aggregate of 20,700 Shares using OPI III’s working capital in the aggregate amount of approximately Cdn.$8,280.

Pursuant to its authority under the limited partnership agreement of OAP, on January 14, 2011, OrbiMed Asia caused OAP to purchase an aggregate of 12,700 Shares using OAP’s working capital in the aggregate amount of approximately Cdn.$5,080. Such authority is exercised through OrbiMed Limited as the sole general partner of OrbiMed Asia, which is the sole general partner of OAP.

Pursuant to its authority under the limited partnership agreement of OrbiMed Associates on January 14, 2011, OrbiMed Advisors, as general partner of OrbiMed Associates, caused OrbiMed Associates to purchase an aggregate of 600 Shares using OrbiMed Associates’ working capital in the aggregate amount of approximately Cdn.$240.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as set forth in Item 6 below.

Item 5. Interest in Securities of the Issuer

Item 5(a) and 5(b) of the Schedule 13D is hereby amended and restated in its entirety by the following:

(a) — (b) The following disclosure assumes that there are 38,950,262 Shares outstanding, which number is based upon information contained in the most recent available filing by the Issuer with the SEC (a Form 6-K filed on August 10, 2011).

The 5,389,000 Shares held by OAP constitute approximately 13.8% of the issued and outstanding Shares. OrbiMed Asia is the sole general partner of OAP pursuant to the terms of the limited partnership agreement of OAP and OrbiMed Limited is the sole general partner of OrbiMed Asia pursuant to the terms of the limited partnership agreement of OrbiMed Asia. As a result, OrbiMed Asia has the power to direct the vote and to direct the disposition of the Shares held by OAP described in Item 3 and such power is exercised through OrbiMed Limited. OrbiMed Limited exercises this investment power through an investment committee (the “Committee”) comprised of Isaly, Carl L. Gordon, Nancy T. Chang and Sunny Sharma, each of whom disclaims beneficial ownership of the Shares held by OAP, except to the extent of their pecuniary interest therein, if any. As a result,

OrbiMed Asia and OrbiMed Limited may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OAP and to share power to direct the vote and the disposition of the Shares held by OAP.

As of the date of this filing, OrbiMed Capital, OrbiMed Advisors and Isaly may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI III described in Item 3. The 9,086,000 Shares held by OPI III constitute approximately 23.3% of the issued and outstanding Shares. Isaly owns a controlling interest in OrbiMed Advisors pursuant to the terms of its limited liability company agreement. OrbiMed Advisors is the sole managing member of OrbiMed Capital and OrbiMed Capital is the sole general partner of OPI III. As a result, Isaly, OrbiMed Advisors and OrbiMed Capital share power to direct the vote and to direct the disposition of the Shares held by OPI III described in Item 3.

As of the date of this filing, OrbiMed Advisors and Isaly may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OrbiMed Associates described in Item 3. The 86,500 Shares held by OrbiMed Associates constitute approximately 0.2% of the issued and outstanding Shares. Isaly owns a controlling interest in OrbiMed Advisors pursuant to the terms of its limited liability company agreement. As a result, Isaly and OrbiMed Advisors share power to direct the vote and to direct the disposition of the Shares held by OrbiMed Associates described in Item 3.

Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding immediately at the end of such section the following:

The following table sets forth all transactions with respect to the Shares effected by the Reporting Persons since January 11, 2011 (the date Amendment No. 3 to Schedule 13D was originally filed). All of the following transactions were effected in the open market.

Date of Transaction	Purchasing Entity	Number of Shares Acquired	Price per Share(1)
January 14, 2011	OPI III	20,700	Cdn.$0.40
January 14, 2011	OAP	12,700	Cdn.$0.40
January 14, 2011	OrbiMed Associates	600	Cdn.$0.40

(1)	Represents weighted average price per share paid on such date. The Reporting Persons undertake to provide upon request of the staff of the SEC full information regarding the number of Shares purchased at each separate price used to calculate the average price.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Items 6 of the Schedule 13D is hereby amended and supplemented as follows:

David Wang, M.D. has replaced Jonathan J. Wang, as one of individuals designated by OPI III to sit on the Issuer’s Board.

Rights Offering

OrbiMed Advisors LLC and the Issuer have entered into a term sheet (the “Term Sheet”) setting forth non-binding terms on which certain affiliates of OrbiMed Advisors LLC (the “OrbiMed Purchasers”) expect to participate in a proposed rights offering (the “Rights Offering”) by the Issuer. In the proposed Rights Offering, the Issuer would distribute, for no consideration, transferable subscription rights to its shareholders of record as of the date that is the eighth day after the final prospectus in respect of the Rights Offering has been cleared by the Toronto Stock Exchange and all other requisite approvals have been obtained (the “Record Date”). Such subscription rights would entitle holders thereof to purchase units (“Units”) each consisting of one common share and a warrant to purchase one common share of the Issuer. The number of Units proposed to be sold would be equal to (i) Cdn.$8,000,000 divided by (ii) the product of (A) the Subscription Price (defined below) and (B) the number of common shares of the Issuer issued and outstanding as of the Record Date. Each shareholder to whom subscription rights are issued (or person to whom subscription rights are transferred in accordance with applicable securities laws) would have the right to purchase their respective pro rata number of such Units. To the extent that holders of subscription rights fail to take up and exercise their basic subscription privilege, those rights holders that exercise their basic subscription privilege in full would be able to subscribe for additional Units.

It is expected that the OrbiMed Purchasers would enter into a standby purchase agreement (the “Standby Purchase Agreement”) with the Issuer pursuant to which they would agree to exercise their respective basic subscription privileges in full and purchase additional Units (“Additional Units”) such that the aggregate gross proceeds from the sale of Units to the OrbiMed Purchasers would be $5.0 million. The number of Additional Units (and the aggregate gross proceeds of the Units sold to the OrbiMed Purchasers) might be cut back depending on the level of participation in the Rights Offering. In no event would the aggregate gross proceeds from the sale of Units in the Rights Offering and sale of Additional Units (if any) to all rights holders and the OrbiMed Purchasers exceed $8.0 million and $5.0 million, respectively.

The subscription price (the “Subscription Price”) for the Units would equal (50%) of the 10-day trailing volume-weighted average price ending and including (i) the date of the Term Sheet and (ii) the date of the final prospectus in respect of the Rights Offering, whichever is the least. The warrants that form a part of the Units would have an exercise price equal to the subscription price of the Units and be exercisable at any time and from time to time for five years following the issuance of the warrants, and the exercise price and number of underlying common shares would be subject to customary adjustments.

The Units would be offered (i) in Canada pursuant to a prospectus and in accordance with the rules and regulations of the Toronto Stock Exchange and provincial and Canadian federal securities law and in accordance with the exemption from the registration requirements of the U.S. Securities Act of 1933 (the “1933 Act”) afforded by Rule 903 of Regulation S thereunder and (ii) in the United States in accordance with the exemption from the registration requirements of the 1933 Act afforded by Rule 506 of Regulation D thereunder to persons that are shareholders of the Issuer on the Record Date and that certify to the Issuer’s satisfaction that they are “accredited investors” as defined under U.S. securities laws. The rights and obligations of the OrbiMed Purchasers would be subject to certain conditions, including, among other things, the requisite approval by securities regulators and compliance with applicable securities laws.

The number of common shares to be beneficially owned by the OrbiMed Purchasers, and the percentage of common shares represented by such number is dependent on future events, such as the calculation of the Subscription Price and number of Units to be sold and the level of participation by other shareholders in the Rights Offering; however, participation by the OrbiMed Purchasers in the Rights Offering and sales, if any, of Units to the OrbiMed Advisors pursuant to the terms of the Standby Purchase Agreement, could result in the reporting persons acquiring control of the Issuer.

Bridge Financing

In addition, the Issuer and the OrbiMed Purchasers have entered into an agreement (the “Note Purchase Agreement”) pursuant to which the OrbiMed Purchasers have agreed to loan up to Cdn.$2 million to the Issuer. Concurrently with the execution and delivery of the Note Purchase Agreement, the Issuer issued secured promissory notes to the OrbiMed Purchasers with an aggregate principal amount of Cdn.$275,000. Subject to the satisfaction of certain conditions, the Issuer may cause the OrbiMed Purchasers to purchase additional notes in up to three subsequent closings. The aggregate principal amount of notes issuable in each such subsequent closing would be Cdn.$575,000. The purchase price for the notes is equal to the face amount thereof.

All amounts owing under the Note Purchase Agreement are secured by a general charge over all of the Issuer’s assets. The notes accrue interest at the rate of 4.5% per annum and the Issuer is further obligated to pay a commitment fee to the OrbiMed Purchasers of Cdn.$80,000 at maturity of the notes.

All amounts owing pursuant to the notes will become due and payable on the earliest of: (i) March 31, 2012; (ii) the occurrence of an event of default followed by a declaration by the OrbiMed Purchasers that such amounts are due and payable (or such amounts become payable automatically under certain circumstances); and (iii) the completion date of the Rights Offering.

Pursuant to the terms of the Note Purchase Agreement, the OrbiMed Purchasers have the right to appoint an additional director to the Issuer board of directors (giving OrbiMed Advisors LLC and its affiliates the right to appoint a total of three members of the board).

In addition, the OrbiMed Purchasers have a right to participate in subsequent financings by the Issuer for a period of up to 24 months so as to maintain their relative ownership interest in the Issuer after completion of such financing.

Item 7.  Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding at the end thereto the following:

Exhibit	Title

F	Joint Filing Agreement, dated as of November 23, 2011, by and among OrbiMed Advisors LLC, OrbiMed Advisors Limited, OrbiMed Asia GP, L.P., OrbiMed Capital GP III LLC and Samuel D. Isaly.

G	Summary of Key Terms for Proposed Rights Offering of Securities of Response Biomedical Corp., dated as of November 14, 2011, by and among Response Biomedical Corp. and OrbiMed Advisors LLC.

H	Note Purchase Agreement, dated as of November 22, 2011 by and among Response Biomedical Corp. and the OrbiMed Purchasers (incorporated by reference to Exhibit 99.1 of the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 23, 2011).

I	Form of Secured Promissory Note of Response Biomedical Corp. (included as Exhibit A to the Note Purchase Agreement) (incorporated by reference to Exhibit 99.1 of the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 23, 2011).

J	Security Agreement, dated as of November 22, 2011 by and between Response Biomedical Corp. and OrbiMed Advisors LLC, as collateral agent (included as Exhibit B to the Note Purchase Agreement) (incorporated by reference to Exhibit 99.1 of the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 23, 2011).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2011	ORBIMED ADVISORS LLC
a Delaware limited liability company

	By:	/s/ Samuel D. Isaly
Samuel D. Isaly
Managing Member

ORBIMED ADVISORS LIMITED
a Cayman Islands corporation

	By:	/s/ Samuel D. Isaly
Samuel D. Isaly
Director

ORBIMED ASIA GP, L.P.
a Cayman Islands limited partnership

	By:	ORBIMED ADVISORS LIMITED, its general partner

	By:	/s/ Samuel D. Isaly
Samuel D. Isaly
Director

ORBIMED CAPITAL GP III LLC
a Delaware limited liability company

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Samuel D. Isaly
Samuel D. Isaly
Managing Member

SAMUEL D. ISALY

	By:	/s/ Samuel D. Isaly
Samuel D. Isaly